SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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UNDER THE SECURITIES EXCHANGE ACT OF 1934

Jewett-Cameron Trading Company Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

47733C 20 7

(CUSIP Number)

Donald Boone Irrev Trust

C/O Margaret Dent

Riverview Trust Company

900 Washington Street, Suite 900.

Vancouver, WA 98660

 (360) 693-7442

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 28, 2019

(Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 47733C 20 7	13D	Page 2 of 5 Pages

(1)	Name of Reporting Person Donald Boone Irrev Trust
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,202,288
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,202,288
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,202,288
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 30.3%
(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 47733C 20 7	13D	Page 3 of 5 Pages

This Schedule 13D is being filed on behalf of the Donald Boone Irrev Trust relating to the common shares without par value (the “Common Shares”) of Jewett-Cameron Trading Company Ltd., a corporation existing under the laws of British Columbia, Canada (the “Issuer”).

Item 1.

Security and Issuer

This Schedule 13D relates to the Common Shares of the Issuer.  The address of the principal executive offices of the Issuer is 32275 NW Hillcrest, North Plains, OR 97133

.

Item 2.

Identity and Background

Riverview Trust Company serves as Trustee of the Donald Boone Irrev Trust. The address for the Trust is C/O Riverview Trust Company, 900 Washington Street, Suite 900, Vancouver, WA 98660.

Item 3.

Source and Amount of Funds or Other Consideration

The common shares of Jewett-Cameron were formerly held by The Donald M. Boone Trust May 17, 2017 for the benefit of various beneficiaries. Upon Donald Boone's passing Riverview Trust Company as Successor Trustee holds the shares in the Donald Boone Irrev Trust. The shares were originally held by Donald M. Boone, who was a co-founder, officer and director of Jewett-Cameron.

Item 4.

Purpose of Transaction

The Shares are held in the Trust for various beneficiaries.

Depending on market conditions and other relevant factors, the Trust may, in the future, decrease the number of shares held for the beneficiaries through market transactions or private agreements, and ultimately a distribution to the named beneficiaries.

CUSIP No. 47733C 20 7	13D	Page 4 of 5 Pages

Item 5.

Interest in Securities of the Issuer

(a)

As of the date hereof, the Donald Boone Irrev Trust holds the aggregate number and percentage of outstanding Common Shares set forth below:

Reporting Person	Aggregate Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares

Donald Boone Irrev Trust	1,202,288	30.3%

The percentage of outstanding Common Shares in the table above is based on 3,971,282 common shares outstanding as of December 13, 2019, and is calculated pursuant to Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended.

(b)

Riverview Trust Company as Trustee has the sole power to dispose or to direct the disposition of 1,202,288 Common Shares.

(c)

Not applicable.

(d)

Not applicable.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Donald Boone Irrev Trust holds the Jewett-Cameron common shares for the benefit of various beneficiaries. It is expected that once the Trust has completed its instructions for the distribution of specific assets to the beneficiaries, any remaining Jewett-Cameron shares will be transferred to the Oregon Community Foundation (“OCF”) and the Donald Boone Irrev Trust will be closed. At this time, it is not possible to predict when such a distribution will be completed, or the exact number of shares that will be distributed to OCF.

Item 7.

Material to be Filed as Exhibits

Not applicable.

CUSIP No. 47733C 20 7	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2019	By:	“Margaret Dent”
Margaret Dent Riverview Trust Company Trustee of the Donald Boone Irrev. Trust